



Chantal Emmanuel · 2nd

CTO, Co-Founder at LimeLoop

San Francisco, California, United States · 500+ connections ·

Contact info

LimeLoop

State University of New York at Binghamton

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Chantal Emmanuel is a web developer for a start-up company called Red Clay Design. They provide an...



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1,635 followers

 **The need for visibility drove companies to invest in solutions for their complet...**
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 **Thanks Pooran Prasad Rajanna, I hope all is well!**
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 **2021 E-commerce Trends Entrepreneurs Would Be Foolish to...**
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 **We're hiring! Spread the word, remote opportunities in Software...**
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Experience

 **CTO, Co-Founder**
LimeLoop
Apr 2018 – Present · 3 yrs 2 mos
The IOT solution for sustainable e-commerce shipping logistics

The IoT solution for sustainable e-commerce shipping logistics.

For e-commerce brands that need to quickly and economically send and receive goods, LimeLoop is an insight-driven sustainable logistic solution that increases visibility, security, and predictive analytics in one platform. Unlike single-use shipping packaging that is expensive and wasteful, LimeLoop leverages technology-enabled reusable packaging to enhance the double bottom line through positive and measurable environmental impact while optimizing the cost of goods and customer loyalty.

 **Software Engineer**
SYPartners
Jan 2017 – May 2018 · 1 yr 5 mos
San Francisco Bay Area

SYPartners supports the leadership of many Fortune 500 to transform their organizations, teams, and themselves. As a digital strategist, I worked to develop digital solutions to support the needs of our clients as well as help to transition our clients through their own digital transformations.

 **Red Clay**
3 yrs 1 mo

Lead Software Engineer

Jan 2016 – Jan 2017 · 1 yr 1 mo
San Francisco Bay Area

- Hiring and management of development team.
- Designing product roadmap and priorities.
- Developed key features and API integrations.

Software Engineer
Jan 2014 – Jan 2016 · 2 yrs 1 mo
San Francisco Bay Area

Red Clay makes it fast and easy to match with top industrial design talent and turn your product idea into manufacture-ready technical files.

• Joined the team in the infancy of transitioning from beta site to its current one.   ...see more

 **New York Cares**
2 yrs 10 mos

Community Programs Officer
Jul 2011 – May 2013 · 1 yr 11 mos
New York, New York

"New York Cares is the city's largest volunteer organization, running volunteer programs for 1,300 nonprofits, city agencies, and public schools."

• Planned and managed a portfolio of about 120 monthly volunteer programs.   ...see more

Community Programs Manager
Aug 2010 – Jul 2011 · 1 yr
New York, New York

"New York Cares is the city's largest volunteer organization, running volunteer programs for 1,300 nonprofits, city agencies, and public schools."

• Planned and implemented volunteer programs for volunteers of New York Cares, ...see more

 **AmeriCorps VISTA**
AmeriCorps VISTA
Aug 2009 – Jul 2010 · 1 yr
New York Cares

The NYC Civic Corps, an AmeriCorps program run by NYC Service, unites a diverse group of professionals to serve full-time with partnering organizations.

• Worked to increase the organizational capacity to engage volunteers and build su ...see more

Education



State University of New York at Binghamton
Bachelor's degree



Dev Bootcamp
Computer Programming



Cornell University
Entrepreneurship/Entrepreneurial Studies

Volunteer experience



SF Director
Women Who Code
Sep 2013 – 2016 · 3 yrs
Science and Technology

Overseeing the programming for the SF chapter of Women Who Code.

Volunteer
Hands On Bay Area
Sep 2013 – Present · 7 yrs 9 mos



Volunteer, Team Leader
New York Cares
Aug 2009 – Present · 11 yrs 10 mos

Show 1 more experience ⌄

